Exhibit 4.77
GRID CONNECTION AGREEMENT
(Serial Number: De Dian Ru Wang No.2009-003)
Between
Yunnan Dehong Electric Power Co., Ltd
And
Yunnan Huabang Electric Power Development
Co., Ltd.
July 16, 2009

GRID CONNECTION AGREEMENT
Grid Party (Party A): Yunnan Dehong Electric Power Co., Ltd.
Legal Representative: Yue Zhiqiang
Authorized Representative: Liang Wenchao
Telephone: 0692-2135201
Address: No.99, Middle Section of Mangshi Street, Luxi City
On-grid Party (Party B): Yunnan Huabang Electric Power Development Co., Ltd.
Legal Representative: John Kuhns
Authorized Representative: Zhou Jianbin
Telephone: 0692-2121078

Address:	4th floor of the Telecom Building, Buxing Street, Luxi City, Yunnan Province
In accordance with the Contract law, the Power Law, the Grid Dispatching and Administration Regulation and the Provisions regarding the Grid Connection and Operation between the Grid and Power Station, and the Grid and the Grid, Party A and Party B reach the following agreements through negotiation for mutual observation.

Article 1	Power Station connected onto the Grid
Binglangjiang Expanded Power Station with the installed capacity of 2×10,000kw (the “Station”) shall be connected onto the grid, and the line for grid connection shall start from the Station and be added onto the 110kv busbar of Binglangjiang Step-up Substation by 110kv.

Article 2	Metering Point
The electricity quantity metering point of both parties hereof shall be placed at the 6.3kv or 110kv busbar side of the Step-up Substation of the Station (of which, the metering point of both parties during the production of the silicon factory shall be placed at the 6.3kv busbar side of the Step-up Substation of the Station and the metering point of both parties during the production halts of the silicon factory shall be placed at the 110kv busbar side of the Step-up Substation of the Station).

Article 3	Grid Connection
The technical requirements of the Station must be in compliance with the relevant regulations of the State and come into effect upon passing through the acceptance of

Party A and the conclusion of the Grid Connection Agreement, the Power Purchase and Sale Contract and the Dispatching Agreement.

Article 4	Settlement of Electricity Quantity
The electricity quantity shall be settled in accordance with the national, provincial and prefecture regulations and the provisions stipulated in the Power Purchase and Sale Contract.

Article 5	Obligations of Both Parties
1.	During the dispatching of the Station by Party A, Party A shall arrange the dispatching to reflect the principle of fairness, openness, economy and reasonableness and conduct the dispatching arrangement reasonably in compliance with the provisions regarding the purchased electricity quantity of the Power Purchase and Sale Contract.

2.	Party A shall arrange the power generation and the support service of the Station in a unified way in order to satisfy the grid operation requirements.

3.	Party A shall do its best to prevent any damage to the grid stability, the grid breakdown and mitigate the losses incurred by Party B due to accidents.

4.	Party A shall arrange the equipment maintenance of the Station in due course according to the grid dispatching regulations, maintenance regulations, and the non-emergency defects development tendency of the equipments of the Station raised by Party B.

5.	The dispatching department of Party A shall modulate the grid frequency in accordance with the limit of 50±0.5Hz.

6.	Upon the Station being connected to the grid, Party B shall obey the unified dispatching conducted by the dispatching department of Party A, strictly abide by the laws and regulations, the industrial standards of power industry and the regulations of national power administrative authority.

7.	The operation of the Station shall be in strict compliance with the grid dispatching regulations and the dispatching instructions issued by the dispatching department of Party A.

8.	Party B shall try it best to prevent the occurrence of any accident that may influence the safe operation of the grid, and submit the corresponding safety measures to the dispatching department of Party A for record.

9.	In case of any material defect or hidden danger occurred to the main equipments of the Station, Party B shall handle it in a timely fashion in accordance with the industrial standards of power industry and grid design regulations and accurately report to the dispatching department of Party A at the same time. Party B shall report the relevant result to the dispatching department of Party A upon completion.

10.	Party B shall operate the Station in accordance with the dispatching plan formulated by the dispatching department of Party A, modulate the frequency and pressure in light of the dispatching instruction and join in the support service of the grid.

11.	Party B shall furnish the operation information of the Station to the dispatching department of Party A in accordance with the regulations of power administrative authority and grid dispatching department timely and accurately and ensure the accuracy of such furnished information.

12.	During the valid term of this Agreement, in the event that Party A needs to install any safety and stability device and conduct the corresponding technical development measures within the Station required by the grid safety and stability, Party B shall be responsible for the implementation and operation maintenance in accordance with the requirements of the dispatching department of Party A.

Article 6	Any other matters not covered herein shall be resolved by both parties through negotiation.

Article 7	This Agreement shall be signed in four (4) counterparts, and each party holds two (2).
Party A: Yunnan Dehong Electric Power Co., Ltd
                         (stamp)
Representative: /s/ Liang Wenchao
Party B: Yunnan Huabang Electric Power Development Co., Ltd.
                         (stamp)
Representative: /s/Zhou Jianbin

Signing Place: Mangshi
July 16, 2009